                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1)(1)



                           SYNERGISTIC HOLDINGS CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    87159N105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Robert Cohen, O.D.
                             1500 Hempstead Turnpike
                              East Meadow, NY 11554
                                  516-390-2204
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                     June 2, 1997, as amended July 25, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                    Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 87159N105                                                     13-D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           MEADOW MANAGEMENT, LLC I.R.S. Indentification No.11-3368291
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
                                                     WC
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    NEW YORK
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      1,250,000 shares
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      1,250,000 shares
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            1,250,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  (See Instructions)                       [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            10%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                          OO (Limited Liability Company)
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 87159N105                                                     13-D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Robert Cohen, O.D.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                                                  (See Instructions)
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    United States
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      1,250,000 shares
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      1,250,000 shares
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            1,250,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  (See Instructions)                         [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            10%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                                            IN
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 87159N105                                                     13-D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Alan Cohen, O.D.
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                                                  (See Instructions)
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    United States
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      1,250,000 shares
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      1,250,000 shares
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            1,250,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  (See Instructions)                         [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            10%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                                            IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 87159N105                                                     13-D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Guardian Angel Management, Ltd. I.R.S. Identification No. 11-3381661
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                                                  (See Instructions)
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    United States
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      1,250,000 shares
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      1,250,000 shares
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            1,250,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  (See Instructions)                      [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            10%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                                            CO
------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 87159N105                                                     13-D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Jonathon Pratt
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS
                                                  (See Instructions)
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION
                    United States
------------------------------------------------------------------------------
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |                                      1,250,000 shares
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |                                      None.
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |                                      1,250,000 shares
               | 10  |   SHARED DISPOSITIVE POWER
               |     |                                      None.
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                            1,250,000 shares
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES  (See Instructions)                 [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            10%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (See Instructions)
                                                            IN
------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits


               Exhibit B - Subscription Agreement, dated June 2, 1997, between Synergistic Holdings Corp. and Meadows Management, LLC - filed herewith. This amended Exhibit B replaces the previous Exhibit B designated "Registration Rights Agreement," which should be disregarded.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 1997                 MEADOWS MANAGEMENT, LLC
      -------------


                                    By: /s/ Robert Cohen
                                        --------------------------
                                        Name:   Robert Cohen, O.D.
                                        TItle:  Managing Member


                                    GUARDIAN ANGEL MANAGEMENT, LTD


                                    By: /s/ Jonathan Pratt
                                        --------------------------
                                        Name:   Jonathan Pratt
                                        Title:  President and CEO

                                        /s/ Robert Cohen
                                        --------------------------
                                            Robert Cohen, O.D.


                                        /s/ Alan Cohen
                                        --------------------------
                                            Alan Cohen, O.D.


                                        /s/ Jonathan Pratt
                                        --------------------------
                                            Jonathan Pratt

                                   EXHIBIT "B"

                             SUBSCRIPTION AGREEMENT


                                  June 2, 1997


Synergistic Holdings Corp.
50 Laser Court
Hauppauge, New York 11788

Gentlemen:

                  1. Subscription. The undersigned hereby subscribes for 25,000 shares of Series C Preferred Stock (the "Stock") of Synergistic Holdings Corp., a Delaware corporation (the "Company").

                  2. Acceptance of Subscription. The undersigned is tendering payment for the subscribed for Stock by check in the amount of $25,000 to the order of Synergistic Holdings Corp. All funds received from the undersigned for Stock will be held in a segregated account by the Company until June 15, 1997 (the "Closing") or earlier termination of the offering.

                  This Subscription Agreement, together with the check, should be delivered to Synergistic Holdings Corp., 50 Laser Court, Hauppauge, New York 11788, Attention: Salvatore Crimi. If this subscription is rejected by the Company, the amount tendered by the investor shall be promptly returned in full to the undersigned by the Company, without interest or deduction, and this Subscription Agreement shall be null and void and of no further force or effect. The Company shall have the right to reject this subscription, in whole or in part.

                  3. Amendment of Certificate of Incorporation. By no later than December 31, 1997, the Company hereby agrees to amend its Certificate of Incorporation to increase the number of shares of the Company's common stock, $0.01 par value per share (the "Common Stock") which it is authorized to issue to have available a sufficient number of authorized Common Stock to issue upon conversion of the Series C Preferred Stock. In the event that such amendment has not been approved by the Company's Board of Directors and shareholders by December 31, 1997, the Company agrees to pay the undersigned $1,000,000.00.

                  4. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to the Company that the undersigned has received and had the opportunity to review the Company's 10-QSB for the quarterly period ended January 31, 1997 and certain other financial information relating to the Company. The undersigned has also had the opportunity to ask questions of and to receive answers from the Company and its representatives, with respect to the Company and the terms and conditions of this offering. The undersigned and the undersigned's representatives, if any, have been offered access to the books and records of the Company. All materials and information requested by the undersigned and the undersigned's representatives, if any, including any information requested to verify any information furnished, have been made available to the undersigned.

                  5. Representations and Warranties of the Company.

                           (a) The Company has been duly and validly
incorporated and is validly existing and in good standing as a corporation under the laws of the State of Delaware. The Company has all requisite power and authority to enter into this Subscription Agreement and to be bound by the provisions and conditions hereof.

                           (b) All corporate action required to be taken by the
Company prior to the issuance and sale of the Stock has been taken; and the Stock when issued shall be duly and validly issued.

                  6. Further Documents. The parties agree to execute any and all such further instruments and documents, and to take any and all such further actions reasonably required to effectuate this Subscription Agreement and the intent and purposes hereof.

                  7. Assignability. This Subscription Agreement is not transferrable or assignable by the undersigned.

                  8. Applicable Law. This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of New York, applicable to contracts made and to be performed wholly within that state, without regard to the conflict of law rules thereof.

                  9. Modification. This Subscription Agreement may not be amended, modified or terminated except by an instrument in writing signed by all parties hereto.

                  10. Counterparts. This Subscription Agreement may be executed through the use of separate signature pages or in any number of counterparts, and each of such counterparts shall, for all purposes, constitute one agreement binding on all parties, notwithstanding that all parties are not signatories to the same counterpart.

                  IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this 2nd day of June 1997.

                             MEADOWS MANAGEMENT, LLC

                                              By:  /s/ Robert Cohen
                                                 -------------------
                                              Name:    Robert Cohen, O.D.
                                              Title:   Managing Member

                                                       Tax I.D. No. 11-3368291
                                                               ----------------

ACCEPTED:

SYNERGISTIC HOLDINGS CORP.

By:  /s/ Salvatore Crimi
    ---------------------------------
    Name:      Salvatore Crimi
    Title:     Chief Executive Officer